UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
2 7/8% CONVERTIBLE NOTES DUE 2010 — SERIES B
(Title of Class of Securities)
512815AH4
(CUSIP Number of Class of Securities)
Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Stacie Aarestad, Esq.	Daniel J. Zubkoff, Esq.
Edwards Angell Palmer & Dodge LLP	Cahill Gordon & Reindel LLP
111 Huntington Avenue At Prudential Center	80 Pine Street
Boston, Massachusetts 02199-7613	New York, New York 10005
(617) 239-0100	(212) 701-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$128,224,320	$7,155
(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $133,567,000 aggregate principal amount of the issuer’s 2 7/8% Convertible Notes due 2010 — Series B at the tender offer price of $960 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Lamar Advertising Company, a Delaware corporation (the “Company”), to purchase any and all of its issued and outstanding 2 7/8% Convertible Notes due 2010 — Series B (the “Notes”) for cash, at a purchase price equal to $960 per $1,000 principal amount of Notes (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2009 (the “Offer to Purchase”), and the Letter of Transmittal. The Company’s obligation to accept for payment, and to pay for, any Notes validly tendered pursuant to the Offer is subject to satisfaction of all the conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1, 2 and 4, and Items 6 through 9, of this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address. The issuer is Lamar Advertising Company, a Delaware corporation with its principal executive offices located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808; telephone number (225) 926-1000.
     (b) Securities. The subject class of securities is the Company’s 2 7/8% Convertible Notes due 2010 — Series B. As of June 11, 2009, there was $133,567,000 aggregate principal amount of Notes outstanding.
     (c) Trading Market and Price. There is no established trading market for the Notes. The Company’s Class A common stock into which the Notes are convertible trade on the NASDAQ Global Select Market under the symbol “LAMR”. The information set forth under “Market Information About the Notes” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) Name and Address. The issuer and subject company is Lamar Advertising Company, a Delaware corporation with its principal executive offices located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808; telephone number (225) 926-1000.
     The following table sets forth the names of each of the executive officers, directors and controlling persons of the Company. The business address and telephone number of each person set forth below is c/o Lamar Advertising Company, 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808; telephone number (225) 926-1000.

Name	Position

Kevin P. Reilly, Jr.	Chairman of the Board, President, and Chief Executive Officer

Keith A. Istre	Chief Financial Officer and Treasurer

Sean E. Reilly	Chief Operating Officer and President of the Outdoor Division

John Maxwell Hamilton	Director

John E. Koerner, III	Director

Edward H. McDermott	Director

Stephen P. Mumblow	Director

Thomas V. Reifenheiser	Director

Anna Reilly	Director

Wendell S. Reilly	Director
     The Reilly Family Limited Partnership (the “RFLP”), of which Kevin P. Reilly, Jr. is the managing general partner, owns 9,000,000 shares of the Company’s Class B common stock. Kevin Reilly’s three siblings, Anna Reilly, a director, Sean E. Reilly, the Chief Operating Officer and Vice President, and Wendell Reilly, a director, are the other general partners of the RFLP. The managing general partner has sole voting power over the shares held by the RFLP but dispositions of the shares require the approval of 50% of the general partnership interests of the RFLP. Except for voting rights, the Class A and Class B common stock are substantially identical. The holders of Class A common stock and Class B common stock vote together as a single class (except as may otherwise be required by Delaware law), with the holders of Class A common stock entitled to one vote per share and the holders of Class B common stock entitled to ten votes per share on all matters on which the holders of common stock are entitled to vote. As of June 1, 2009, the RFLP owned in the aggregate approximately 9.8% of the Company’s outstanding common stock, assuming the conversion of all Class B common stock to Class A common stock. As of that date, its holdings represented 39.4% of the voting power of the Company’s outstanding capital stock.
Item 4. Terms of the Transaction.
(a)	Material Terms.

(1)	Tender Offer.
(i)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Notes” is incorporated herein by reference.

(ii) — (iii)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet”, “The Offer — Consideration; Accrued Interest” and “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the Offer to Purchase in the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi) — (vii)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Notes” is incorporated herein by reference.

(viii)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Acceptance for Payment and Payment” is incorporated herein by reference.

(ix)	Not applicable.

(x)	The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Notes” is incorporated herein by reference.

(xi)	Not applicable.

(xii)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
(2)	Mergers and Similar Transactions.
(i) — (vii)	Not applicable.
(b)	The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.
     The Company has entered into the following agreements in connection with its Class A common stock:
(1)	1996 Equity Incentive Plan, as amended and restated in February 2009. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 29, 2009, and incorporated herein by reference.

(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended and restated in February 2009. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-30242) filed on March 10, 2005, and incorporated herein by reference.

(3)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-30242) filed on March 15, 2006, and incorporated herein by reference.

(4)	Form of Restricted Stock Agreement for Non-Employee Directors. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007, and incorporated herein by reference.

(5)	2000 Employee Stock Purchase Plan. Previously filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-30242) filed on March 1, 2007, and incorporated herein by reference.

(6)	2009 Employee Stock Purchase Plan. Previously filed as Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 0-30242) filed on April 24, 2009, and incorporated herein by reference.

(7)	Lamar Advertising Company Non-Management Director Compensation Plan. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007, and incorporated herein by reference.

(8)	Summary of Compensatory Arrangements, dated March 4, 2009. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 6, 2009, and incorporated herein by reference.
     The Company has entered into the following agreements in connection with the Notes:
(1)	Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.

(2)	Second Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of July 3, 2007. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on July 9, 2007, and incorporated herein by reference.

     The Company has entered into the following agreement in connection with other securities of the Company:
(1)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of June 16, 2003. Previously filed as Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.
     The information set forth in the Offer to Purchase in the section entitled “About the Company — Recent Developments” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable. No alternative financing arrangement or plan exists with respect to the Offer.

(d)	Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth in the Offer to Purchase in the sections entitled “Dealer Managers, Information Agent and Depositary” and “Solicitation and Expenses” are incorporated herein by reference.
Item 10. Financial Statements.
(a)	Financial Information. Not applicable.

(b)	Pro Forma Information. Not Applicable.
Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.
(b)	Other Material Information. None.
Item 12. Exhibits.
(a)(1)(i)	Offer to Purchase dated June 11, 2009.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated June 11, 2009.

(b)	None.

(d)(1)	1996 Equity Incentive Plan, as amended and restated in February 2009. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 29, 2009, and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended and restated in February 2009. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-30242) filed on March 10, 2005, and incorporated herein by reference.

(d)(3)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-30242) filed on March 15, 2006, and incorporated herein by reference.

(d)(4)	Form of Restricted Stock Agreement for Non-Employee Directors. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(5)	2000 Employee Stock Purchase Plan. Previously filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-30242) filed on March 1, 2007, and incorporated herein by reference.

(d)(6)	2009 Employee Stock Purchase Plan. Previously filed as Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 0-30242) filed on April 24, 2009, and incorporated herein by reference.

(d)(7)	Lamar Advertising Company Non-Management Director Compensation Plan. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(8)	Summary of Compensatory Arrangements, dated March 4, 2009. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 6, 2009 and incorporated herein by reference.

(d)(9)	Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.

(d)(10)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of June 16, 2003. Previously filed as Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003 and incorporated herein by reference.

(d)(11)	Second Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of July 3, 2007. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on July 9, 2007 and incorporated herein by reference.

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2009	LAMAR ADVERTISING COMPANY
	By:	/s/ Keith A. Istre
Keith A. Istre
Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(i)	Offer to Purchase dated June 11, 2009.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated June 11, 2009.

(b)	None.

(d)(1)	1996 Equity Incentive Plan, as amended and restated in February 2009. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 29, 2009, and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended and restated in February 2009. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-30242) filed on March 10, 2005, and incorporated herein by reference.

(d)(3)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-30242) filed on March 15, 2006, and incorporated herein by reference.

(d)(4)	Form of Restricted Stock Agreement for Non-Employee Directors. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(5)	2000 Employee Stock Purchase Plan. Previously filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-30242) filed on March 1, 2007, and incorporated herein by reference.

(d)(6)	2009 Employee Stock Purchase Plan. Previously filed as Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 0-30242) filed on April 24, 2009, and incorporated herein by reference.

(d)(7)	Lamar Advertising Company Non-Management Director Compensation Plan. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(8)	Summary of Compensatory Arrangements, dated March 4, 2009. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 6, 2009 and incorporated herein by reference.

(d)(9)	Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee.

Exhibit
No.	Description
Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.

(d)(10)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of June 16, 2003. Previously filed as Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003 and incorporated herein by reference.

(d)(11)	Second Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of July 3, 2007. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on July 9, 2007 and incorporated herein by reference.

(g)	None.

(h)	None.